Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



BEAU YANOSHIK
202.739.5676
byanoshik@morganlewis.com



VIA EDGAR

June 10, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re: The Advisors' Inner Circle Fund (File Nos. 03342484 and 81106400) (the "Registrant"); PostEffective Amendment No. 131 to the
            Registrant's Registration  Statement  on  Form  N1A  ("Amendment
            No.  131")
            --------------------------------------------------------------------

Dear  Mr.  Minore:

This letter responds to comments on Amendment No. 131, which you provided in a telephonic discussion with Abby Bertumen and me on Wednesday, March 9, 2011. Amendment No. 131 was filed with the Securities and Exchange Commission (the "Commission") on January 14, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding the AlphaOne Small Cap Growth Equity Fund, AlphaOne Micro Cap Equity Fund and AlphaOne U.S. Equity Long Short Fund (each, a "Fund" and collectively, the "Funds"), each a new series of the Registrant.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 131.

PROSPECTUS

ALPHAONE SMALL CAP GROWTH EQUITY FUND ("SMALL CAP FUND") AND ALPHAONE MICRO CAP EQUITY FUND ("MICRO CAP FUND")

1. COMMENT: Please confirm if either Fund expects to incur "interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses" during the first year of operation. If so, please confirm such expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the applicable fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 2.

         RESPONSE: The Adviser has confirmed that neither Fund expects to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses during its first year of operation.

2. COMMENT: In footnote 2 to each fee table, please clarify whether the Board must approve the recapture of previously reduced fees or reimbursed expenses by the Adviser.

         RESPONSE: It is not required that the Board approve the recapture of previously reduced fees or reimbursed expenses by the Adviser. Therefore, the disclosure has been revised to read as follows:

                  In addition, if at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses)and to recapture all or a portion of its fee reductions or expense reimbursements made during the preceding threeyear period during which this agreement was in place.

3. COMMENT: In the disclosure below, included in the Small Cap Fund's "Principal Investment Strategies" section, please (a) confirm the phrase "that is comprised of securities trading at relative discounts to their estimated value" refers to the Fund's portfolio; and (b) clarify what is meant by the phrase "estimated value."

                  In pursuing the Fund's objective, AlphaOne Investment Services, LLC (the "Adviser"), the Fund's adviser, strives to build a portfolio that is comprised of securities trading at relative discounts to their estimated value with a risk profile less than that of the Russell 2000 Growth Index.

         RESPONSE: (a) The Adviser confirms that the phrase "that is comprised of securities trading at relative discounts to their estimated value" refers to the securities comprising the Fund's portfolio.

                  (b) The disclosure has been revised to read as follows:

                  In pursuing the Fund's objective, AlphaOne Investment Services, LLC (the "Adviser"), the Fund's adviser, strives to build a portfolio that is comprised of securities trading at relative discounts to the Adviser's view of their estimated value with a risk profile less than that of the Russell 2000 Growth Index.

4. COMMENT: The Small Cap Fund's "Principal Investment Strategies" section defines small capitalization companies as companies with market capitalizations that, at the time of initial purchase, are within the range of capitalization of companies included in the Russell 2000 Growth Index ("Index"). As of February 28, 2011, the largest market capitalization in the Index was $5.9 billion. Please explain why the definition of small capitalization companies is appropriate.

         RESPONSE: The Adviser believes the definition is appropriate. The unaffiliated, third party index provider, Russell, provides the following definition of the Index on its website:

                  The Russell 2000 Growth Index measures the performance of the smallcap growth segment of the U.S. equity universe. It includes those Russell 2000 companies with higher pricetobook ratios and higher forecasted growth values.

                  The Russell 2000 Growth Index is constructed to provide a comprehensive and unbiased barometer for the smallcap growth segment. The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true smallcap opportunity set and that the represented companies continue to reflect growth characteristics.

         Moreover, the use of the Index to define small capitalization companies for a small cap growth fund is consistent with the way many other comparable funds define the term. (1)

5. COMMENT: In the Small Cap Fund's "Principal Investment Strategies" section, please include disclosure regarding temporary defensive positions.

         RESPONSE: Per Item 9 of Form N1A, such information is currently included in the "More Information about the Funds' Objective and Investments" section. Consequently, the requested disclosure has not been included in the Principal Investment Strategy section.

6. COMMENT: The Staff has a number of comments related to the Micro Cap Fund's "Performance Information" section. As a threshold question, please confirm the Micro Cap Fund will include predecessor fund information in the "Performance Information" section.

         RESPONSE: The Adviser confirms that the Micro Cap Fund will not include predecessor fund information in the "Performance Information" section.

--------------------------------------
(1) See, e.g., Summary Prospectus American Century Mutual Funds, Inc. (defining small capitalization companies for the Small Cap Growth Fund as those companies with a market capitalization that does not exceed that of the largest company in the Russell 2000 Growth Index); Summary Prospectus of BlackRock Funds (defining small capitalization companies for the BlackRock Small Cap Growth Equity Portfolio as companies with market capitalizations comparable in size to the companies in the Russell 2000 Growth Index); Summary Prospectus of Turner Funds (defining small capitalization companies for the Turner Small Cap Growth Fund as companies with market capitalizations at the time of purchase in the range of those market capitalizations of companies included in the Russell 2000 Growth Index); Summary Prospectus of RidgeWorth Funds (defining small capitalization companies for the Small Cap Growth Stock Fund as companies with market capitalizations similar to those of companies in the Russell 2000 Growth Index); Summary Prospectus of TCW Funds Inc. (defining small capitalization companies for the TCW Small Cap Growth Fund as companies with market capitalizations, at the time of acquisition, within the capitalization range of the companies comprising the Russell 2000 Growth Index).

7. COMMENT: Please include disclosure pursuant to Item 9 of Form N1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N1A states that "[i]nformation that is included in RESPONSE to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Funds' prospectus, information related to each Fund's principal investment strategies and risks is included in response to Items 4(a) and 4(b) of Form N1A, and therefore, consistent with Form N1A instructions, the information is not repeated in response to Item 9.

8. COMMENT: In the "More Information about Risk" section, please note if each risk listed is a "principal" or "nonprincipal" risk.

         RESPONSE: As such disclosure is not required, the requested change has not been made.

9. COMMENT: Please revise the first sentence of the third paragraph of the "More Information about the Funds' Objectives and Investments" section to read as follows:

                  This prospectus describes the Funds' principal investment strategies and risks, and the Funds will normally invest in the types of securities described in this prospectus.

         RESPONSE: The requested revision has been made.

10. COMMENT: In the "Related Performance Data of the Adviser" section please provide RESPONSEs to the following:

         a. Please revise the first sentence of the section to read as follows:

                           The following tables give the related performance of all actual, feepaying separate accounts, each referred to as a "Composite," managed by the Adviser that have investment objectives, policies, strategies and risks substantially similar to those of each Fund.

         RESPONSE: The requested revision has been made.

         b. Please confirm the AlphaOne Fundamental Micro Cap Core Fund, LP is included in the Micro Cap Core Composite.

         RESPONSE: The Adviser confirms the AlphaOne Fundamental Micro Cap Core Fund, LP is included in the Micro Cap Core Composite.

         c. Please confirm (a) why making lists and descriptions of the Composites (the "Information") is relevant to the investment decisions of investors; (b) why the Adviser is permitted to provide such Information without Section 11 liability.

         RESPONSE: (a) The Adviser is a GIPS compliant firm. Rule 4.A.11 of the GIPS Standards requires GIPS compliant presentations to disclose that such Information is available upon request.

                  (b) Section 11 of the Securities Act of 1933 ("1933 Act") provides a private right of action for damages to investors that purchased securities pursuant to an effective registration statement containing a material misstatement or omission. The Information is not part of the Funds' registration statement nor has it been incorporated by reference into the registration statement. Furthermore, such Information is not a prospectus because it is not offering a security for sale. See Section 2(a)(10) of the Securities Act of 1933. A composite is a compilation of accounts managed by an investment adviser. A person cannot acquire an interest in a composite. Moreover, with respect to the securities being offered pursuant to the Funds' prospectus, such Information, if provided upon request, would not be a prospectus because it will have been preceded by the Funds' prospectus. See Section 2(a)(10)(a) of the 1933 Act. In any event, the Information does not offer the Funds' securities nor, for that matter, any securities for sale.


         d. Please clarify in the third paragraph and the third footnote of each Composite that net of fees information is "net of all fees, expenses and, if applicable, sales loads or placement fees."

         RESPONSE: The requested disclosure has been included.

         e. Please update the Composites to include performance information for the year ended December 31, 2010.

         RESPONSE: Performance information for 2010 has been included.

         f. Please revise the title of the "Total Returns" columns (both net of fees and gross of fees) to "Annual Total Returns."

         RESPONSE: The requested revision has been made.

         g. Please include 1, 5 and 10 Year (or Since Inception) Average Annual Total Returns for each Composite.

         RESPONSE: The requested information has not been disclosed. The composite is not a mutual fund, which is required to show average annual total return. The relevant noaction letters on related party performance do not require such a presentation and, further, such a presentation is not required by the GIPS Standards. Moreover, we do not believe the presentation is misleading without a presentation of average annual total return.

         h. Please consider removing the Dispersion column from each Composite. If the Dispersion column is not removed, please clarify, in plain English, the language in footnote five of each Composite.

         RESPONSE: The requested changes have not been made because dispersion disclosure is required by the GIPS Standards and footnote five is part of the Adviser's GIPS compliant presentation.

                  i. Please confirm the information in the Small Cap Growth Composite table for 2000 represents information for the period March 1, 2000 to December 31, 2000.

         RESPONSE: The following has been added to the seventh footnote:
         "Performance information shown is for the period March 1, 2000 to December 31, 2000."

11. COMMENT: In the "Dividends and Distributions" section, please add disclosure stating that the automatic reinvestment of dividends and distributions will provide a benefit to the Adviser in the form of increased assets under management.

        RESPONSE: The requested disclosure has not been added as such disclosure is not required by Form N1A.

ALPHAONE U.S. EQUITY LONG SHORT FUND

1. COMMENT: Please either delete footnote 1 to the fee table or move to a separate section outside of the Item 2 through 8 disclosure.

         RESPONSE: Footnote 1 to the fee table has been deleted.

2. COMMENT: Please confirm if the Fund expects to incur "interest, dividend and interest expense on securities sold short, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses" during the first year of operation. If so, please confirm such expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 3.

         RESPONSE: The Adviser has confirmed that the Fund does not expect to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses during its first year of operation. As noted in the fee table, the Fund expects to incur dividend and interest expense on securities sold short during its first year of operation. This expected expense is reflected in "Total Annual Fund Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table.

3. COMMENT: In footnote 3 to the fee table, please clarify whether the Board must approve the recapture of previously reduced fees or reimbursed expenses by the Adviser.

         RESPONSE: It is not required that the Board approve the recapture of previously reduced fees or reimbursed expenses by the Adviser. Therefore, the disclosure has been replaced with the following:

                  In addition, if at any point it becomes unnecessary for the Adviser to reduce fees or make expense reimbursements, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses)and to recapture all or a portion of its fee reductions or expense reimbursements made during the preceding threeyear period during which this agreement was in place.

4. COMMENT: Please include disclosure pursuant to Item 9 of Form N1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N1A states that "[i]nformation that is included in RESPONSE to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information related to the Fund's principal investment strategies and risks is included in RESPONSE to Items 4(a) and 4(b) of Form N1A, and therefore, consistent with Form N1A instructions, the information is not repeated in RESPONSE to Item 9.

5. COMMENT: In the "More Information about Risk" section, please note if each risk listed is a "principal" or "nonprincipal" risk.

         RESPONSE: As such disclosure is not required, the requested change has not been made.

6. COMMENT: Please revise the first sentence of the third paragraph of the "More Information about the Fund's Objectives and Investments" section to read as follows:

                  This prospectus describes the Fund's principal investment strategies and risks, and the Fund will normally invest in the types of securities described in this prospectus.

         RESPONSE: The requested revision has been made.

7. COMMENT: The Staff has a number of COMMENTs related to the "Related Performance Data of the Adviser" section. As a threshold question, please confirm the prospectus will include the "Related Performance Data of the Adviser" section.

         RESPONSE: The Adviser confirms that the prospectus will not include a "Related Performance Data of the Adviser" section.

8. COMMENT: In the "Dividends and Distributions" section, please add disclosure stating that the automatic reinvestment of dividends and distributions will provide a benefit to the Adviser in the form of increased assets under management.

         RESPONSE: The requested disclosure has not been added as such disclosure is not required by Form N1A.

SAI


1. COMMENT: In the section "Repurchase Agreements" in the SAI, please indicate the maximum percentage, if any, of a Fund's assets which may be invested in repurchase agreements that mature within seven days.

         RESPONSE: There is no limit on the amount of a Fund's assets which may be invested in repurchase agreements that mature within seven days. The following disclosure has been added as the second to last sentence of the "Repurchase Agreements" section:

                  There is no limit on the amount of a Fund's assets that may be invested in repurchase agreements with maturities that are within seven days of investment.


2. COMMENT: In the section "Reverse Repurchase Agreements" in the SAI, please confirm if reverse repurchase agreements are considered borrowings when the Funds "establish a segregated account with the Trust's custodian bank in which the Funds will maintain cash or cash equivalents or other portfolio securities equal in value to the Funds' obligations in respect of reverse repurchase agreements."

         RESPONSE: Reverse repurchase agreements are not considered borrowings for purposes of the Funds' policy on borrowing under such circumstances. This is consistent with the 1940 Act. Section 18(f) prohibits an openend company from issuing senior securities, except that such a company may borrow from a bank provided, that immediately after any such borrowing there is asset coverage of at least 300% for all borrowings of such company. Thus, openend companies may only borrow from banks, subject to the asset coverage requirement. Reverse repurchase agreement transactions are not bank borrowings. However, such transactions may raise senior security concerns under Section 18(f). In Investment Company Act Release No. 10666 (April 18, 1979), the Commission explained how an openend company could avoid the issue of compliance with Section 18(f), in particular in connection with reverse repurchase transactions, by segregating company assets to cover the obligation created under such transactions.

3. COMMENT: In the section "Securities Lending" in the SAI, please disclose, if true, that the Funds, with respect to cash collateral invested, will share any income with the collateral investment agent but will bear all of any losses.

         RESPONSE: The second paragraph of the "Securities Lending" section has been revised to read as follows:

                  The Funds may pay a part of the interest earned from the investment of collateral, or other fee, to an unaffiliated third party for acting as the Funds' securities lending agent, but will bear all of any losses from the investment of collateral.

4. COMMENT: In the section "Securities Lending" in the SAI, in the excerpt below, please clarify that in most instances the Funds not only regain the right to vote securities, but will actually vote the securities.

                  (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Funds must terminate the loan and regain the right to vote the securities.

         RESPONSE: The disclosure above has been revised to read as follows:

                  (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Funds must terminate the loan and regain the right to vote the securities. In such instances, the Adviser will vote the securities in accordance with its proxy voting policies and procedures.

5. COMMENT: In the discussion of concentration following the Funds' NonFundamental Policies, please revise the disclosure to state that concentration is defined as "investing 25% or more of an investment company's NET assets in an industry or group of industries, with certain exceptions."

         RESPONSE: The requested change has been made.


6. COMMENT: In the discussion of borrowing following the Funds' NonFundamental Policies, please confirm that each Fund will not pledge, hypothecate or mortgage more than 33 1/3 % of its total assets.

         RESPONSE: The Adviser has confirmed that each Fund will not pledge, hypothecate or mortgage more than 33 1/3% of its total assets in connection with bank borrowings.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in RESPONSE to Commission staff COMMENTs in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /s/  Beau  Yanoshik

                                             Beau  Yanoshik


cc:      Christopher D. Menconi, Esq.
         Dianne M. Sulzbach, Esq.